UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006.

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN PETROLEUM CORPORATION –

PETROBRAS
(Translation of registrant’s name into English)

Commission File Number 333-14168 PETROBRAS INTERNATIONAL FINANCE COMPANY (Exact name of registrant as specified in its charter) Not Applicable (Translation of registrant’s name into English)
Avenida República do Chile, 65 20035-900 – Rio de Janeiro – RJ, Brazil (55-21) 3224-4477 (Address of principal executive offices)	Anderson Square Building, P.O. Box 714 George Town, Grand Cayman Cayman Islands, B.W.I. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ( No(

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________________________________.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. – PETROBRAS and Petrobras International Finance Company (Amendment #3 to Form F-3 No. 333-118644 and Amendment #2 to Form F-3 No. 333-92044) and its accompanying prospectus supplement dated as of September 29, 2006.

Exhibits

Exhibit 12 – Statement as to computation of Ratio of Earnings to Fixed Charges of Petrobras and PIFCo.

Exhibit 15.1 – Letter of Ernst & Young Auditores Independentes S/S re unaudited interim financial information.

Exhibit 15.2 – Letter of KPMG Auditores Independentes S/S re unaudited interim financial information.

Exhibit 23 – Consent of Ernst & Young Auditores Independentes S/S.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. - PETROBRAS
Date: September 29, 2006	By /s/ Almir Guilherme Barbassa

PETROBRAS INTERNATIONAL FINANCE COMPANY
Date: September 29, 2006	By /s/ Sérvio Túlio da Rosa Tinoco

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